

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Philip J. Rauch
Chief Financial Officer
NewMarket Technology, Inc.
14860 Montfort Drive
Suite 210
Dallas, Texas 75254

August 26, 2009

Re: NewMarket Technology, Inc.
Item 4.01 Form 8-K
Filed August 21, 2009, as amended August 26, 2009
File No. 000-27917

Dear Mr. Rauch:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Michael Henderson
Staff Accountant